Exhibit 99.3

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD. Room 801 and 802, 8th Fl, W1 Build Oriental Commerce Tower No.1 Chang An St, Dong Cheng Dist Beijing, People’s Rep Of China, 10006 VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Beijing Time on 12/29/2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Beijing Time on 12/29/2020. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. The Board of Directors recommends you vote FOR all the following nominees: For All Withhold All For All Except To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below. 1. Election of Directors Nominees 01 Zhe Ji 02 Jun Wang 03 Qingbin Meng 04 Zhi Su The Board of Directors recommends you vote FOR the following proposal: 2. To ratify the appointment of Friedman LLP as the Company’s independent registered accounting firm for the fiscal year ending June 30, 2021. For Against Abstain NOTE: If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/ are available at www.proxyvote.com

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

Annual Meeting of Shareholders December 30, 2020

This proxy is solicited by the Board of Directors

The undersigned hereby appoints Zhe Ji, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held on December 30, 2020 at the Company’s headquarters, located at Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower, No.1 Chang An Street, Dong Cheng District, Beijing, People’s Republic of China, 100006 at 10:00 A.M. Beijing Time, and for any adjournments or postponement thereof, and to vote the shares the undersigned would be entitled to vote if personally present, as indicated below.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side